DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019 S&T Bancorp (our, “S&T” or the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, our common stock, par value $2.50 per share.

DESCRIPTION OF COMMON STOCK

The following is a description of the terms of our common stock based on the Company’s articles of incorporation and bylaws and relevant provisions of the laws of the Commonwealth of Pennsylvania. This summary is not complete, and is qualified in its entirety by reference to the provisions of our articles of incorporation and bylaws as well as the Pennsylvania Business Corporation Law, referred to as the PBCL.

Authorized Common Stock

Our articles of incorporation authorize 50,000,000 shares of common stock, par value $2.50 per share and authorize the issuance of up to 10,000,000 shares of preferred stock, no par value. Our common stock is traded on the Nasdaq Global Select Market under the symbol “STBA.” All of the outstanding shares of common stock are fully paid and nonassessable. We currently have no preferred stock outstanding.

The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future.

Voting Rights

Holders of common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Holders of common stock do not have cumulative voting rights.

Dividends

Holders of common stock are entitled to dividends as and when declared by the board of directors out of funds legally available for the payment of dividends. The board of directors has in the past declared and paid regular dividends on a quarterly basis. However, the payment of future dividends is subject to the discretion of our board of directors, which will consider, among other factors, economic and market conditions, our financial condition and operating results, and other factors including applicable government regulations.

S&T is a legal entity separate and distinct from its banking and other subsidiaries. A substantial portion of our revenues consist of dividend payments we receive from S&T Bank. The payment of common dividends by S&T is subject to certain requirements and limitations of Pennsylvania law described below. S&T Bank, in turn, is subject to federal and state laws and regulations that limit the amount of dividends it can pay to S&T. In addition, both S&T and S&T Bank are subject to various general regulatory policies relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve Board has indicated that banking organizations should generally pay dividends only if (i) the organization’s net income available to common shareholders over the past year has been sufficient to fully fund the dividends and (ii) the prospective rate of earnings retention appears consistent with the organization’s capital needs, asset quality and overall financial condition. Thus, under certain circumstances based upon our financial condition, our ability to declare and pay quarterly dividends may require consultation with the Federal Reserve Board and may be prohibited by applicable Federal Reserve Board guidance.

We are incorporated in Pennsylvania and governed by the PBCL. Under the PBCL, S&T cannot pay dividends if, after giving effect to the dividend payments, it would be unable to pay its debts as they become due in the usual course of its business or its total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time as of which the dividend is measured, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the dividends.

Furthermore, if in the opinion of a federal bank regulatory agency, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), the agency may require that the bank cease and desist from the practice. The Federal Reserve Board has similar authority with respect to bank holding companies. Finally, these regulatory authorities have established guidelines with respect to the maintenance of appropriate levels of capital by a bank, bank holding company or savings association under their jurisdiction. Compliance with the standards set forth in these guidelines could limit the amount of dividends that we and our subsidiaries may pay in the future.

Rights upon Liquidation

In the event of our liquidation, dissolution or winding up, the holders of common stock would be entitled to receive our net assets remaining after paying all liabilities and after paying all preferred shareholders (including holders of depositary shares) the full preferential amount to which those shareholders are entitled.

Ability to Issue Preferred Stock

S&T’s articles of incorporation authorize the issuance of up to 10,000,000 shares of preferred stock, no par value. Under S&T’s articles of incorporation, the board of directors of S&T is authorized to issue shares of preferred stock in one or more series, and to establish from time to time a series of preferred stock with the following terms specified:

•	the designation of the series;

•	the number of shares to comprise the series;

•	the dividend rate or rates payable with respect to the shares of the series;

•	the voting rights;

•	the conversion privileges;

•	the redemption rights and price or prices;

•	any other powers, preferences and rights of the shares of the series; and

•	the qualifications, limitations or restrictions pertaining to the series.

The rights of holders of our common stock may be adversely affected by the rights of holders of any shares of preferred stock that may be issued in the future. The board of directors may cause shares of preferred stock to be issued in public or private transactions for any proper corporate purpose. Examples of proper corporate purposes include issuances to obtain additional financing in connection with acquisitions or otherwise, and issuances to officers, directors and employees of S&T and its subsidiaries pursuant to benefit plans or otherwise. Shares of preferred stock issued by S&T may have the effect of rendering more difficult or discouraging an acquisition of S&T deemed undesirable by the board of directors of S&T.

Changes of Control

Certain Provisions of Pennsylvania Law.  Pennsylvania law has “anti-takeover” statutes. The PBCL allows Pennsylvania corporations to elect to either be covered or not be covered by certain of these statutes. S&T has elected in its bylaws not to be covered by Subchapter G of Chapter 25 of the PBCL governing “control-share acquisitions,” Subchapter H of Chapter 25 of the PBCL governing “disgorgement by certain controlling shareholders following attempts to acquire control,” Subchapter I of Chapter 25 governing “severance compensation for employees terminated following certain control-share acquisitions,” and Subchapter J of Chapter 25 governing “labor contracts following certain business combination transactions.” However, the following provisions of the PBCL apply to S&T:

•	shareholders are not entitled to call a special meeting (Section 2521);

•	unless the articles of incorporation provided otherwise (which as of the date hereof they do not), action by shareholder consent must be unanimous (Section 2524);

•	shareholders are not entitled to propose an amendment to the articles of incorporation (Section 2535);

•
certain transactions with interested shareholders (such as mergers or sales of assets between the company and a shareholder) where the interested shareholder is a party to the transaction or is treated differently from other shareholders require approval by a majority of the disinterested shareholders (Section 2538);

•	a five year moratorium exists on certain business combinations with a 20% or more shareholder (described below) (Sections 2551-2556); and

•	shareholders have a right to “put” their shares to a 20% shareholder at a “fair value” for a reasonable period after the 20% stake is acquired (Sections 2541-2547).

Under Pennsylvania law, we may not at any time engage, except in certain instances, in any business combination with any interested shareholder (an interested shareholder is a beneficial owner of more than 20% of the outstanding stock entitled to elect directors or an affiliate or associate of us who at any time within the previous five years was the beneficial owner of more than 20% of our outstanding stock entitled to elect directors) other than a business combination (i) approved by our board of directors prior to the interested shareholder’s share acquisition date (or where the interested shareholder’s acquisition of shares was previously approved), (ii) approved by the affirmative vote of all of the holders of the outstanding common stock, (iii) approved by holders of a majority of the voting shares (excluding the shares held by the interested shareholder or any associate or affiliate thereof) at a meeting called for such purpose, no earlier than three months after the interested shareholder becomes the beneficial owner of at least 80% of our voting shares if the consideration payable to our shareholders in the business combination complies with certain fair price conditions specified by the PBCL, (iv) approved by a majority of the votes of the shareholders entitled to vote (excluding the shares held by the interested shareholder or any associate or affiliate thereof) at a meeting called for such purpose not earlier than five years after the interested shareholder’s share acquisition date or (v) approved by a majority of the votes of the shareholders entitled to vote at a meeting called for such purpose not earlier than five years after the interested shareholder’s share acquisition date, if the business combination complies with certain fair price conditions specified by the PBCL.

Articles of Incorporation and Bylaws. S&T’s articles of incorporation and bylaws contain provisions that may discourage or delay attempts to gain control of S&T. Under S&T’s bylaws and articles of incorporation, S&T has (i) a requirement that no merger, consolidation, liquidation or dissolution of S&T nor any action that would result in the sale or other disposition of all or substantially all of the assets of S&T shall be valid unless first approved by the holders of at least 66.7% of the outstanding shares of common stock; and (ii) a requirement that only a majority of the board of directors may amend, alter or repeal the by-laws.

In addition, in certain instances the ability of S&T’s board to issue authorized but unissued shares of common stock and preferred stock may have an anti-takeover effect.

Federal Bank Regulatory Limitations. The ability of a third party to acquire S&T is also limited under applicable banking regulations.

Miscellaneous

Holders of common stock do not have any preemptive rights for the purchase of any securities of S&T or any conversion rights. The common stock is not subject to redemption or a sinking fund.

The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company, New York, New Y